UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                SCHEDULE 14F-1/A


                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1


                         BLUEPOINT LINUX SOFTWARE CORP.
        (Exact name of registrant as specified in its corporate charter)


                                     0-25797
                              (Commission File No.)


         Indiana                                        35-2070348
(State of Incorporation)                    (I.R.S. Employer Identification No.)


  4F., Xinyang Building, Bagua 4th Road, Shenzhen, Guangdong 518029, P.R. China
                    (Address of principal executive offices)


                                 011867552450750
                           (Issuer's telephone number)


             INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

     This Information Statement is being delivered on or about June 5, 2002, to the holders of shares of common stock of BluePoint Linux Software Corp., an Indiana corporation (the "Company"), as of May 23, 2002. You are receiving this Information Statement in connection with the possible appointment of three persons by the Company's Board of Directors to fill three seats on the Company's Board of Directors.

     On May 24, 2002, directors and shareholders Yu Deng, Shengmiao Liao, Zhe Kang, Yihuo Ye and Ling Li entered into a Stock Purchase Agreement (the "Agreement") with Xin Liu and Jun Liu for the procurement by Mssrs. Xin Liu and Jun Liu of 11,400,000 shares of common stock.

     Pursuant to the terms of the Agreement, Xin Liu purchased 1,800,000 shares from Yu Deng, 300,000 shares from Zhe Kang, 1,200,000 shares from Yihuo Ye, and 2,700,000 shares from Ling Li, for a total acquisition of 6,000,000 shares or 29.3% of the outstanding common stock. Jun Liu purchased 2,550,000 shares from Shengmiao Liao and 2,850,000 shares from Zhe Kang, for a total acquisition of 5,400,000 shares or 26.4% of the outstanding common stock. In consideration for the purchase of the shares, Mssrs. Xin Liu and Jun Liu paid the total sum of 1,000,000 Yuan (or approximately USD$121,950.00) to the named sellers.

     In accordance with the Agreement, the Board of Directors will accept the resignations of Board members Zhe Kang, Ling Li, and Yihuo Ye, effective upon the appointment of new Board members. The registrant anticipates the appointment of Xin Liu, Jun Liu, and Frank Kwai Shing to the Board to fill the three vacant seats until the next annual shareholder meeting can be held. Xin Liu, Jun Liu, and Frank Kwai Shing will not take office as directors until at least ten days after this Information Statement is mailed or delivered to all Company shareholders in compliance with Section 14(F) of the Securities Exchange Act of 1934 and Rule 14F-1 thereunder.

     YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES AND PRINCIPAL HOLDERS

Voting Securities of the Company

     On May 23, 2002, there were 20,485,000 shares of common stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's Common Stock as of May 23, 2002. Regarding the beneficial ownership of the Company's Common Stock the table lists: (i) each stockholder known by the Company to be the beneficial owner of more than five percent (5%) of the Company's Common Stock, (ii) each Director and Executive Officer and (iii) all Directors and Executive Officer(s), of the Company as a group. Each of the persons named in the table has sole voting and investment power with respect to Common Stock beneficially owned.

Name and Address                        Number of Shares
of Beneficial Owner                    Beneficially Owned       Percent of Class
-------------------                    ------------------       ----------------
Yu Deng                                 4,200,000 shares              20.5%
6-704,#2 HuaFa Bei Road,
Shenzhen, China

YiHuo Ye                                1,200,000 shares               5.9%
Floor 18, HuaRun Building,
No.8 JianGuoMen North St,
Beijing, China

Zhe Kang                                3,150,000 shares              15.4%
Dormitory of Shenzhen
Special Zone Daily,
Shenzhen, China

ShengMiao Liao                          3,750,000 shares              18.3%
602, B Building, HuiYaYuan,
Shenzhen, China

Ling Li                                 2,700,000 shares              13.2%
602, B Building, HuiYaYuan,
Shenzhen, China

CHANGES IN CONTROL

     On May 24, 2002, the above reference parties entered into the Agreement whereby Xin Liu acquired 6,000,000 common shares of the Company, Jun Liu acquired 5,400,000 common shares of the Company. The following table sets forth the beneficial ownership of the Company resulting from the May 24, 2002, Agreement.

Name and Address                    Number of Shares
of Beneficial Owner                Beneficially Owned           Percent of Class
-------------------                ------------------           ----------------
Yu Deng                             2,400,000 shares                  11.7%

YiHuo Ye                            0 shares                             0%

Zhe Kang                            0 shares                             0%

ShengMiao Liao                      1,200,000 shares                   5.9%

Ling Li                             0 shares                             0%

Xin Liu                             6,000,000 shares                  29.3%

Jun Liu                             5,400,000 shares                  26.4%

Frank Kwai Shing                    0 shares                             0%

Prior to the sale, the Company had 20,485,000 shares of common stock outstanding.

DIRECTORS AND OFFICERS

LEGAL PROCEEDINGS

     The Company is not aware of any legal proceeding in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

DIRECTORS AND OFFICERS.

The following persons are the Directors and Executive Officers of the Company after the merger:

Name                       Age                     Position(s)
----                       ---                     -----------
Yu Deng                     27       President, Chairman of the Board & Director
Shengmiao Liao              31       Vice President, Director
Xin Liu                     33       Director
Jun Liu                     31       Director
Frank Kwai Shing            28       Director

RESUME OF NEWLY APPOINTED DIRECTORS

MR. XIN  LIU, AGE 33,  DIRECTOR

Mr. Liu obtained Bachelor of Science degree in physics from ChengDu Technology University in 1990. From 1990 to 1992, he was employed as a secretary of director by GuiLin Holiday Hotel. In 1992, he founded Launch Tech Co., Ltd. From 1992 to present, he has served as the Chairman of the Board of Launch Tech Co., Ltd. Launch is a leading manufacturer of vehicle diagnose, repair and maintenance equipment in China.

MR. JUN  LIU, AGE 31, DIRECTOR

Mr. Jun Liu obtained Bachelor of Science degree in electronics from QingHua University in 1992. From 1992 to 1993, he was employed by ShenZhen Shangda Tech & Electron Co., Ltd. From 1993 to present, he has been the co-founder, director and general manager of Launch Tech Co., Ltd.

MR. FRANK KWAI SHING, AGE 28, DIRECTOR

Mr. Frank Kwai Shing obtained a bachelor degree in economics and philosophy from Clark University in the United States. He has acquired more than four years experience in corporate finance with a regional investment banking corporation in Hong Kong, where he is specialized in the fields of initial public offerings, private equity placement and mergers and acquisitions, and is responsible for assisting state and privately owned corporations in the PRC to raise capitals in the international capital market. He obtained a bachelor degree in economics and philosophy from Clark University in the United States.

Mr. Xin Liu and Mr. Jun Liu are brothers.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

     The Company may award stock options and cash bonus to key employees, directors, officers, and consultants under a stock option plan as bonus based on service and performance. No salaries are presently being taken by any officers or directors.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Dated: June 19, 2002.


                                      BLUEPOINT LINUX SOFTWARE CORP.


                                      /s/ Yu Deng
                                      ------------------------------------------
                                      By: Yu Deng
                                      President, Chairman of the Board, Director